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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               Amendment No. 2 )*

                                ICOS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449295104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    George B. Rathmann, Ph.D.                      James R. Lisbakken, Esq.
    c/o Hyseq, Inc.                                Perkins Coie LLP
    675 Almanor Avenue          with a copy to:    1201 Third Avenue, Suite 4800
    Sunnyvale, CA  94085                           Seattle, WA  98101-3099
                                                   (206) 583-8888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 449295104
--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
         George B. Rathmann, Ph.D.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2
           (a) [_]
           (b) [_]
--------------------------------------------------------------------------------
         SEC USE ONLY
   3


--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           N/A

--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5     ITEMS 2(d) or 2(e)
         [_]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         United States of America

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
    NUMBER OF      7
                             756,000
      SHARES      --------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY    8
                             1,447,714
     OWNED BY     --------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH        9
                             756,000
     REPORTING    --------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       PERSON      10
                             1,447,714
        WITH
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
           2,203,714

--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12     (See Instructions)

           [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
           4.1%(1)

--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           IN

--------------------------------------------------------------------------------


---------------
(1) Percentage is based upon 53,793,297 shares of Common Stock outstanding as of August 31, 2001.

Item 1.   Security and Issuer.

     This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of ICOS Corporation, a Delaware corporation ("ICOS"), the principal executive office of which is located at 22021-20th Avenue SE, Bothell, Washington 98021.

Item 2.    Identity and Background.

     (a) This Amendment No. 2 to Schedule 13D relates to George B. Rathmann,
Ph.D.

     (b) The business address of Dr. Rathmann is: c/o Hyseq, Inc., 675 Almanor Avenue, Sunnyvale, California, 94085.

     (c) Dr. Rathmann is Chairman of the Board of Directors of Hyseq, Inc., a biopharmaceutical company. The principal business address is: Hyseq, Inc., 675 Almanor Avenue, Sunnyvale, California, 94085.

     (d) During the last five years, Dr. Rathmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Dr. Rathmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Rathmann is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     All funds used to purchase shares of Common Stock reported in this Amendment No. 2 to Schedule 13D came from the personal funds of Dr. Rathmann.

Item 4.   Purpose of Transaction

     The securities referred to in Item 5 were acquired for investment purposes.

     Dr. Rathmann has no present plans or intentions that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ICOS or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ICOS or any of its subsidiaries; (d) any change in ICOS's present Board of Directors or management; (e) any material change in the present capitalization or dividend policy of ICOS; (f) any material change in ICOS's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of ICOS by any person; (h) the cessation of NASDAQ trading of ICOS Common Stock or termination of registration pursuant to
Section 12(g)(4) of the Act; or (i) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) Dr. Rathmann beneficially owns 2,203,714 shares of Common Stock of ICOS, which includes 756,000 shares issuable upon exercise of stock options or warrants that are currently exercisable, and 1,447,714 shares held by the Rathmann Family Revocable Trust (the "Trust"). Dr. Rathmann's aggregate beneficial ownership represents approximately 4.1% of the outstanding Common Stock of ICOS, based on 53,793,297 shares of Common Stock outstanding as of August 31, 2001.

     (b) Sole voting power:            756,000
         Shared voting power:        1,447,714
         Sole dispositive power:       756,000
         Shared dispositive power:   1,447,714

     (c) During the past 60 days, Dr. Rathmann, pursuant to the dispositive power relating to shares of Common Stock of ICOS held by the Trust, made the following sales of shares of Common Stock of ICOS:

           Date       Number of Shares      Price per Share      Type of Sale
         --------     ----------------      ---------------    -----------------
         08/10/01             100              $ 58.795        Open Market Sales
         08/10/01             100                58.795        Open Market Sales
         08/10/01             100                58.795        Open Market Sales
         08/10/01             100                58.795        Open Market Sales
         08/10/01             100                58.845        Open Market Sales
         08/10/01             100                58.615        Open Market Sales
         08/10/01           1,400                58.615        Open Market Sales
         08/10/01             100                59.275        Open Market Sales
         08/10/01             100                59.065        Open Market Sales
         08/10/01             400                59.065        Open Market Sales
         08/10/01             400                59.075        Open Market Sales
         08/10/01             600                59.075        Open Market Sales
         08/10/01             100                59.085        Open Market Sales
         08/10/01             300                59.085        Open Market Sales
         08/10/01             100                59.085        Open Market Sales
         08/10/01             500                59.085        Open Market Sales
         08/10/01             100                59.095        Open Market Sales
         08/10/01             100                59.095        Open Market Sales
         08/10/01             100                59.095        Open Market Sales
         08/10/01             100                59.095        Open Market Sales
         08/10/01             100                58.645        Open Market Sales
         08/10/01             100                58.645        Open Market Sales
         08/10/01             100                58.645        Open Market Sales
         08/10/01             300                58.645        Open Market Sales
         08/10/01           1,000                58.845        Open Market Sales

           Date       Number of Shares      Price per Share      Type of Sale
         --------     ----------------      ---------------    -----------------
         08/10/01           1,000                58.315        Open Market Sales
         08/10/01           1,000                58.135        Open Market Sales
         08/10/01           1,000                58.135        Open Market Sales
         08/10/01           5,000                59.075        Open Market Sales
         08/10/01             100                58.655        Open Market Sales
         08/10/01             200                58.655        Open Market Sales
         08/10/01             100                58.665        Open Market Sales
         08/10/01             112                58.875        Open Market Sales
         08/10/01           3,888                58.875        Open Market Sales
         08/13/01           1,900                59.485        Open Market Sales
         08/13/01             100                59.485        Open Market Sales
         08/13/01             300                59.485        Open Market Sales
         08/13/01             100                59.345        Open Market Sales
         08/13/01             375                59.345        Open Market Sales
         08/13/01              50                59.335        Open Market Sales
         08/13/01              80                59.335        Open Market Sales
         08/13/01             320                59.335        Open Market Sales
         08/13/01             400                59.335        Open Market Sales
         08/13/01             500                59.335        Open Market Sales
         08/13/01             600                59.335        Open Market Sales
         08/13/01             100                59.345        Open Market Sales
         08/13/01             100                59.485        Open Market Sales

     (d) Not applicable.

     (e) Dr. Rathmann ceased to be a beneficial owner of more than five percent of ICOS Common Stock on April 12, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.   Material to be Filed as Exhibits Not applicable.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         October 23, 2001              By:    /s/  George B. Rathmann, Ph.D.
----------------------------------         -------------------------------------
              (Date)                                  (Signature)


                                                George B. Rathmann, Ph.D.
                                       -----------------------------------------
                                                        (Name)


                                       -----------------------------------------
                                                        (Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).